Exhibit 99.1

James Hardie Industries N.V. ARBN 097 829 895 Incorporated in The Netherlands with a corporate seat in Amsterdam The liability of members is limited Dutch Registration Number: 34106455

Friday, 8 May 2009	Level 3, 22 Pitt Street Sydney NSW 2000 Australia

The Manager Company Announcements Office ASX 20 Bridge Street SYDNEY NSW 2000	Telephone (02) 8274 5239 Fax (02) 8274 5218 GPO Box 3935 Sydney NSW 2001 Australia
Dear Sir/Madam
James Hardie will conduct a management briefing on its 4th Quarter and Full-Year FY09 Results on Wednesday, 20 May 2009.
A physical briefing for analysts/investors and media will be held at the Amora Hotel, 11 Jamison Street, Sydney at 10.30am. For those who are unable to attend the physical briefing a teleconference and video webcast will be available. Details are:
Dial-in number: +61 (0) 2 8524 6650
Confirmation ID for the teleconference: 99187370
URL: http://www.ir.jameshardie.com.au/jh/results_fy2009.jsp
Yours faithfully

Sean O’Sullivan
Vice President Media and Investor Relations